Exhibit 2.1
From:
Perrigo Company plc (Perrigo Topco)
Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

To:
Perrigo Ireland 2 Ltd., for the attention of Todd Kingma (todd.kingma@perrigo.com)
Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

Alychlo NV, for the attention of Marc Coucke (marc.coucke@omega-pharma.com)
Lembergsesteenweg 19, 9820 Merelbeke, Belgium

Holdco I BE NV, for the attention of Frank Vlayen (vlayen@waterland.be)
Jan Van Rijswijcklaan 162 B4, 2020 Antwerpen, Belgium

with a copy to:
Allen & Overy LLP, for the attention of Hans Kets and Dirk Meeus (hans.kets@allenovery.com; dirk.meeus@allenovery.com)
Uitbreidingstraat 72/b3, 2600 Antwerpen, Belgium

Omega Pharma Invest NV, for the attention of Barbara De Saedeleer (barbara.desaedeleer@omega-pharma.com)
Venecoweg 26, 9810 Nazareth

By overnight courier (and pdf-copy by email)
        17 March 2015
Dear Madam, dear Sirs,

RE: Acquisition of Omega Pharma – Final purchase structure and assignment of the SPA

Background

1.We refer to the agreement for the sale and purchase of 685,348,257 shares of Omega Pharma Invest NV dated 6 November 2014 between Perrigo Topco, as purchaser, and Alychlo NV and Holdco I BE NV, as sellers (the SPA). Defined terms in this letter shall have the same meaning as set out in the SPA, unless indicated otherwise in this letter.

2.Perrigo Topco holds all of the shares in Perrigo Ireland 1 Ltd., a private company limited by shares incorporated under the laws of Ireland, with registered office at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, registered with the Companies Registration Office under number 541881 (Perrigo Ireland 1). Perrigo Ireland 1 holds all of the shares in Perrigo Ireland 2 Ltd., a private company limited by shares incorporated under the laws of Ireland, with registered office at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, registered with the Companies Registration Office under number 541882 (Perrigo Ireland 2). Perrigo Ireland 2 is an Irish member of the Purchaser's Group, as referred to in Clause 17 of the SPA.

3.The signatories of this letter wish to amend the purchase structure of the Shares and to assign the rights and obligations of Perrigo Topco under the SPA to Perrigo Ireland 2, in accordance with the terms of this letter.

Purchase structure

4.The signatories of this letter hereby agree that the Shares shall be purchased pursuant to the purchase structure set out below, which shall be deemed to be reflected in the SPA (including in Clauses 2, 7 and 12 of the SPA):

Subject to the terms and conditions of the SPA, Perrigo Topco and Perrigo Ireland 2 shall purchase the Shares as following:

(a)
Alychlo shall sell 172,778,708 shares in the Company to Perrigo Topco, and Perrigo Topco shall pay to Alychlo the Consideration Perrigo Shares (less 1,081,742 Perrigo Shares which shall be submitted in escrow by Perrigo Topco in the name of Alychlo, in accordance with the Share Escrow agreement referred to in the SPA); and then

(b)
Alychlo shall sell 172,778,708 shares in the Company to Perrigo Ireland 2, and Perrigo Ireland 2 shall pay to Alychlo EUR 634,016,869 and the applicable interest set out in Clauses 3.2 and 3.4 of the SPA; and then

(c)
Holdco shall sell 339,790,841 shares in the Company to Perrigo Ireland 2, and Perrigo Ireland 2 shall pay to Holdco the Initial Holdco Consideration (less EUR 46,460,250 which shall be paid in escrow by Perrigo Ireland 2 in the name of Holdco in accordance with the Cash Escrow agreement referred to in the SPA) and the applicable interest set out in Clauses 3.2 and 3.4 of the SPA.

Assignment to the Purchaser

5.In application of Clause 17 of the SPA, the signatories of this letter hereby agree that Perrigo Topco hereby assigns rights and obligations under the SPA, with effect from the date of this letter, to Perrigo Ireland 2, which shall become a "Purchaser" in respect of the Shares referred to in paragraphs 4(b) and 4(c) above and a "Party" to the SPA (along with Alychlo, Holdco and Perrigo Topco).

6.Perrigo Topco shall initially remain a “Purchaser” under the SPA in respect of the Shares referred to in paragraph 4(a) above; provided that immediately following the acquisition of the Shares referred to in 4(a) above, Perrigo Topco shall transfer such Shares to Perrigo Ireland 1 which immediately thereafter shall transfer such Shares to Perrigo Ireland 2. In application of Clause 17 of the SPA, the signatories of this letter hereby agree that Perrigo Topco hereby assigns, subject to the sale of the Shares referred to in paragraph 4(a) above by Perrigo Ireland 1 to Perrigo Ireland 2, its remaining rights and obligations under the SPA to Perrigo Ireland 2, which shall then be considered as being "the Purchaser" under the SPA. The assignment of the remaining rights and obligations by Perrigo Topco to Perrigo Ireland 2 as described in this paragraph 6, will become effective upon notification by Perrigo Topco to Alychlo and Holdco that the transfer of the Shares referred to in paragraph 4(a) above from Perrigo Ireland 1 to Perrigo Ireland 2 has been completed.

7.In accordance with Clause 17 of the SPA, Perrigo Topco hereby confirms that it will remain jointly and severally liable for executing all Perrigo Topco and Perrigo Ireland 2 obligations under the SPA (and shall cause any Perrigo Ireland 2 obligations to be executed) and Perrigo Topco and Perrigo Ireland 2 acknowledge that this assignment shall not prejudice the rights or remedies of the Sellers nor increase the obligations or liabilities of the Sellers under the SPA or under applicable law. In addition, if Perrigo Ireland 2 subsequently ceases to be a member of the Purchaser’s Group, Perrigo Topco shall procure that before it so ceases it shall re-assign all rights and obligations to Perrigo Topco or another continuing member of the Purchaser’s Group.

Miscellaneous

8.The definition of “Agreement” as set out in the SPA shall refer to the SPA, as amended from time to time (including as amended pursuant to this letter). All provisions of the SPA which are not affected by this letter shall remain unchanged and in full force.

9.This letter and all non-contractual obligations arising out of it or in connection with it shall be governed by and shall be construed in accordance with the laws of Belgium. Any dispute arising out or in connection with this letter shall be exclusively and definitively settled in accordance with the rules of CEPANI. The arbitral tribunal shall be composed of three arbitrators. The Sellers, acting jointly for the purpose of this Clause, and Perrigo Ireland 2 and Perrigo Topco, acting jointly for the purpose of this Clause, shall each nominate in the request for arbitration and the answer, respectively, one arbitrator. The place of arbitration shall be Brussels and the language of the proceedings shall be English. This Clause does not exclude the right of the Parties to ask for interim relief before the president of the Dutch speaking commercial court of Brussels or any other court having jurisdiction.

Please confirm your acknowledgement and agreement with this letter.

Sincerely yours,

(signatures on next page)

Signed by the below signatories (or their duly authorised representatives) in 4 copies on the date stated at the beginning of this letter.

On behalf of Perrigo Company plc,

Name: Joseph Papa	Name: Judy Brown
Function:	Function:

For acknowledgment of and agreement with this letter:

On behalf of Perrigo Ireland 2 Ltd.,

Name: Joseph Papa	Name: Judy Brown
Function:	Function:

On behalf of Alychlo NV,

Name: Marc Coucke
Function: President

On behalf of Holdco I BE NV,

Name: FV Management BVBA represented by its permanent representative Mr Frank Vlayen
Function: Director

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